SANYO

SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

03 JAN -7 AM 8:01

82-264

December 24, 2002

To : Securities and Exchange Commissic
Office of International Corporate Fir

03003192

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.

Please feel free to contact us if you need further information.

SUPPL

NOTE

	Title of document	Copies
*	Semiannual Report 2002	1
*	The Semiannual Securities Report of Consolidated Statements for The 79th Fiscal Term	1

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dw 1/22

SANYO ELECTRIC CO., LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
CORP. FINANCE & ACCOUNTING GROUP

半　期　報　告　書

（第79期中）　自　平成14年４月１日
至　平成14年９月30日

三洋電機株式会社

本書は、ＥＤＩＮＥＴ（Electronic Disclosure for Investors' NETwork）システムを利用して金融庁に提出した半期報告書の記載事項を、紙媒体として作成したものであります。
ＥＤＩＮＥＴによる提出書類は一部の例外を除きＨＴＭＬファイルとして作成することとされており、当社ではワードプロセッサファイルの元データをＨＴＭＬファイルに変換することにより提出書類を作成しております。
本書はその変換直前のワードプロセッサファイルを原版として印刷されたものであります。

目次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成14年12月20日
【中間会計期間】	第79期中（自　平成14年４月１日　至　平成14年９月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO ELECTRIC CO., LTD.
【代表者の役職氏名】	代表取締役社長　　桑野　幸徳
【本店の所在の場所】	大阪府守口市京阪本通２丁目５番５号
【電話番号】	０６(６９９１)１１８１
【事務連絡者氏名】	経営管理グループ　ゼネラルマネージャー　　岡崎　孝雄
【最寄りの連絡場所】	東京都台東区上野１丁目１番10号
【電話番号】	０３(３８３５)１１１１
【事務連絡者氏名】	経営管理センター　ＩＲ推進部　担当部長　　加藤　繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野１丁目１番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号） 証券会員制法人福岡証券取引所 （福岡市中央区天神２丁目14番２号） 証券会員制法人札幌証券取引所 （札幌市中央区南１条西５丁目14番地の１）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

決算年度	平成12年度中	平成13年度中	平成14年度中	平成12年度	平成13年度
会計期間	自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高（百万円）	1,059,141	1,031,445	1,045,053	2,157,318	2,024,719
税金等調整前中間（当期）純利益（百万円）	35,925	13,384	8,494	73,484	3,274
中間（当期）純利益（百万円）	20,252	6,397	2,464	42,201	1,727
純資産額（百万円）	672,266	631,444	589,260	652,322	602,175
総資産額（百万円）	2,836,093	2,795,487	2,730,281	2,945,274	2,749,709
１株当たり純資産額（円）	359.29	337.62	315.39	348.59	321.99
基本的１株当たり中間（当期）純利益（円）	10.82	3.42	1.32	22.55	0.92
希薄化後１株当たり中間（当期）純利益（円）	10.63	3.42	1.32	22.15	0.92
自己資本比率（%）	23.7	22.6	21.6	22.1	21.9
営業活動によるキャッシュ・フロー（百万円）	9,245	21,995	32,231	99,344	130,908
投資活動によるキャッシュ・フロー（百万円）	△22,729	△82,468	△27,351	△126,730	△150,458
財務活動によるキャッシュ・フロー（百万円）	19,292	△24,027	5,266	9,381	△54,706
現金及び現金等価物の中間期末（期末）残高（百万円）	347,694	241,506	266,767	329,580	259,682
従業員数（人）	89,911	86,647	82,250	86,009	80,500

（注）１．売上高には、消費税等は含まれていない。

２．当社の連結財務諸表は米国会計基準に基づいて作成している。

(2) 提出会社の経営指標等

回次	第77期中	第78期中	第79期中	第77期	第78期
会計期間	自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
売上高（百万円）	610,761	573,266	544,266	1,242,857	1,088,381
経常利益（百万円）	15,935	6,399	5,776	31,728	1,519
中間（当期）純利益（百万円）	8,731	4,504	3,145	17,596	2,101
資本金（百万円）	172,239	172,241	172,241	172,241	172,241
発行済株式総数（千株）	1,872,330	1,872,334	1,872,336	1,872,334	1,872,334
純資産額（百万円）	658,003	628,548	609,626	642,953	607,642
総資産額（百万円）	1,532,907	1,429,485	1,390,334	1,563,107	1,359,083
1株当たり中間（年間）配当額（円）	3.00	3.00	3.00	6.00	6.00
自己資本比率（%）	42.9	44.0	43.8	41.1	44.7
従業員数（人）	20,458	18,138	17,110	20,112	17,239

(注) 1．売上高には、消費税等は含まれていない。

2．平成14年3月期より自己株式を資本に対する控除項目としている。

2【事業の内容】

当中間連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。

3【関係会社の状況】

当中間連結会計期間において、以下の会社が新たに提出会社の関係会社となった。

名称	住所	資本金	主要な事業の内容	議決権の所有割合（％）	関係内容
（連結子会社）		百万円			
三洋ハイアール㈱	大阪府守口市	500	その他	60.0	家電商品の販売会社で、当社の役員２名及び従業員３名が同社の役員を兼任しており、事務所を賃貸している。
三洋ホームズ㈱	大阪市中央区	3,000	その他	100.0	住宅関連事業を行う会社で、当社の役員１名及び従業員４名が同社の役員を兼任している。

また、当中間連結会計期間（平成14年４月）において、次の連結子会社を富士電機㈱に譲渡した。

三洋電機自販機㈱	東京都台東区	6,350	産業機器	100.0	当社製品の製造会社で、当社の従業員８名が同社の役員を兼任しており、土地、建物及び事務所を賃貸している。

（注）主要な事業の内容欄には、事業の種類別セグメントの名称を記載している。

4【従業員の状況】

(1) 連結会社の状況

（平成14年９月30日現在）

事業の種類別セグメントの名称	従業員数（人）
ＡＶ・情報通信機器	24,032
電化機器	9,536
産業機器	6,507
電子デバイス	28,392
電池	7,254
その他	4,384
全社（共通）	2,145
合計	82,250

（注）　従業員数は、就業人員数を表示している。

(2) 提出会社の状況

（平成14年９月30日現在）

従業員数（人）	17,110

（注）　従業員数は、就業人員数を表示している。

(3) 労働組合の状況

労使関係について特に記載すべき事項はない。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間における世界経済は、米国では個人消費が比較的堅調に推移したものの、ＩＴ（情報技術）関連需要の悪化や株式市場の低落などにより先行き懸念が高まり、その影響がアジアや欧州にも波及した。

わが国経済も、中国をはじめとするアジア諸国の商品競争力が増大する中で、企業収益の悪化と金融システム不安から、民間設備投資の減少とともに雇用環境の悪化による個人消費の低迷などでデフレスパイラルが進み、事業環境は非常に厳しい状況となった。

このような状況の中、当社は、「事業の選択」と「経営資源の集中」をさらに加速し、グローバルな生産体制の再構築、他社との協業などを通じ、ビジネスモデルの変革を進めてきた。さらに、マーケットＮｏ．１商品の開発とローコストオペレーションにより、収益の確保に全社を挙げて取り組んだ。

この結果、当中間連結会計期間は、電化機器部門は国内の景気低迷の影響を大きく受けたが、電子デバイス部門は好調に推移したため、連結売上高は、前年同期比1.3%増加の1,045,053百万円となり、その他の営業収益は前年同期比4.4%増加の44,251百万円となった。利益面では、営業利益は、前年同期比3.6%増加の33,600百万円、税金等調整前当期純利益は、要員再配置による退職加算金及び関係会社整理損失などにより、前年同期比36.5%減少の8,494百万円、当期純利益は、前年同期比61.5%減少の2,464百万円となった。

事業の種類別セグメントの業績は次のとおりである。

①ＡＶ・情報通信機器部門

国内の景気低迷の影響を受け国内売上高は全般的に減少したが、米国を中心とした海外における携帯電話機、液晶プロジェクター、光ピックアップなどの海外売上高は大幅に増加した。

この結果、当部門の売上高は前年同期比0.1%増加の415,790百万円、営業利益は前年同期比30.9%増加の14,681百万円となった。

②電化機器部門

トップオープンドラム方式全自動洗濯乾燥機など他社と差別化した製品は好調に推移したが景気の低迷や、価格下落の影響を受け、電子レンジ、冷蔵庫、エアコン等が全般的に不振であった。

この結果、当部門の売上高は前年同期比12.5%減少の130,727百万円、営業利益は5,523百万円の損失となった。

③産業機器部門

前年の国内の大規模小売店舗立地法改正に伴う需要減の傾向が徐々に解消され、スーパーショーケースの売上高が増加したが、大型エアコンに関しては厳しい市場環境の中で売上高が減少した。また、自動販売機事業について、富士電機㈱に売却した。

この結果、当部門の売上高は前年同期比18.5%減少の98,140百万円、営業利益は前年同期比57.7%減少の1,162百万円となった。

④電子デバイス部門

世界的にパソコン市場、ＡＶ機器を中心に回復基調となり、液晶、半導体、電子部品などの売上高は全般的に増加した。

この結果、当部門の売上高は前年同期比19.0%増加の233,671百万円、営業利益は前年同期比154.3%増加の10,170百万円となった。

⑤電池部門

主力の二次電池では、競争激化による価格下落の影響はあるものの、取引先とのパートナーシップを強化しシェアの拡大を行った。携帯電話機、パソコン等の需要がやや回復基調となり売上高は増加した。

この結果、当部門の売上高は前年同期比1.3%増加の136,342百万円、営業利益は前年同期比2.8%減少の13,079百万円となった。

⑥その他部門

クレジット会社の金融サービスなどが好調に推移し、当部門の売上高及び営業収益は前年同期比23.9%増加の100,756百万円、営業利益は前年同期比0.2%増加の11,749百万円となった。

所在地別セグメントの業績は次のとおりである。

①日本

国内では、民間設備投資の減少とともに雇用環境の悪化による個人消費の低迷などで国内需要は減少したものの、電子デバイスを中心とする輸出が好調となった。このため、売上高及び営業収益は前年同期比3.0%増加の969,509百万円、営業利益は前年同期比1.8%増加の37,305百万円となった。

②アジア

中国及び東南アジア地域における売上は好調であった。このため、売上高及び営業収益は前年同期比15.7%増加の287,637百万円、営業利益は前年同期比7.8%増加の5,696百万円となった。

③北米

パソコン及びＡＶ商品を中心に需要が回復し、売上は増加した。このため、売上高及び営業収益は前年同期比10.6%増加の125,355百万円、営業利益は前年同期比11.1%増加の2,522百万円となった。

④その他

欧州における景気低迷の影響を受け、売上高及び営業収益は前年同期比3.1%減少の58,602百万円、営業損失は前年同期比55百万円改善の333百万円となった。

(2)キャッシュ・フロー

当中間連結会計期間における連結ベースの現金及び現金等価物（以下「資金」という。）は、棚卸資産の減少、設備投資の抑制などにより、7,085百万円増加（前年同期比10.5%増加）し、期末残高は266,767百万円となった。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間における営業活動による資金収入は32,231百万円（前年同期比46.5%増加）となった。これは、在庫削減に努めた結果、棚卸資産が18,150百万円減少（前中間連結会計期間は1,358百万円増加）したことなどによる。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間における投資活動による資金支出は27,351百万円（前年同期比66.8%減少）となった。これは、設備投資を抑制したため、有形固定資産の購入による資金支出が44,416百万円（前年同期比47.0%減少）に留まったことなどによる。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間における財務活動による資金収入は5,266百万円（前中間連結会計期間は24,027百万円の資金支出）となった。社債の新規発行などによって、長期負債の増加による資金収入が37,160百万円（前中間連結会計期間は47,673百万円の資金支出）となったことなどによる。

なお、「営業活動によるキャッシュ・フロー」から「投資活動によるキャッシュ・フロー」を差し引いたフリー・キャッシュ・フローは前中間連結会計期間の60,473百万円のマイナスから65,353百万円改善し、4,880百万円のプラスとなった。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）	前年同期比（%）
ＡＶ・情報通信機器	421,533	＋0.7
電化機器	116,577	△19.4
産業機器	90,842	△25.5
電子デバイス	223,603	＋11.3
電池	134,078	＋2.5
その他	51,852	＋55.7
合計	1,038,485	△1.1

(注) 1．金額は販売価格によっており、セグメント間の取引が含まれている。
　　2．上記の金額には、消費税等は含まれていない。

(2) 受注状況

原則として需要見込生産を行っている。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）	前年同期比（%）
ＡＶ・情報通信機器	415,790	＋0.1
電化機器	130,727	△12.5
産業機器	98,140	△18.5
電子デバイス	233,671	＋19.0
電池	136,342	＋1.3
その他	100,756	＋23.9
消去	△26,122	－
合計	1,089,304	＋1.4

(注) 1．「その他」には、「その他の営業収益」が含まれている。
　　2．上記の金額には、セグメント間の取引が含まれている。
　　3．上記の金額には、消費税等は含まれていない。

3【対処すべき課題】

当中間連結会計期間において、当社グループが対処すべき課題について、重要な変更はない。

4【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約の締結及び変更はない。

５【研究開発活動】

当社グループ（当社及び連結子会社）は、「デジタル＆デバイス」と「エネルギー＆エコロジー」の２つの重点分野に、当社の技術開発本部と各カンパニー、関係会社の研究所、開発センター、技術部門が一体となって、市場に密着したスピードある技術開発と新商品の創出を目指した研究開発を行っている。

当中間連結会計期間は、当社の研究開発体制の変更を行うとともに、神戸市西区にエナジー研究所を開設するなど、研究開発から事業化までのスピードアップを目的に、組織体制の再構築を進めた。

当中間連結会計期間のグループ全体の研究開発費は53,800百万円である。

なお、当中間連結会計期間における研究開発活動の成果は以下のとおりである。

（１）ＡＶ・情報通信機器部門

主に、当社のマルチメディアカンパニーが中心となって、次世代オーディオ、ビデオ、情報通信機器に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、テレビで見てもきれいなムービー画質搭載デジタルカメラ、公衆無線ＬＡＮサービスなどユビキタス・ネットワーク対応デジタルカメラ技術、本格的ホームユース液晶プロジェクター及び市販のＣＤ－Ｒメディアへ2倍の容量を記録できる高密度記録技術の開発などをあげることができる。

当部門に係わる研究開発費は18,054百万円である。

（２）電化機器部門

主に、当社のホーム・アプライアンスカンパニーが中心となって、次世代の冷凍・空調機器、家電機器などに係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、業界初上から開く「トップオープンドラム」採用のドラム式洗濯乾燥機、単一槽で排水中の窒素とリンの高速除去を可能とした電解による窒素・リン除去技術及び上質な眠りを提供する体位変換介護ベッドの開発などをあげることができる。

当部門に係わる研究開発費は5,045百万円である。

（３）産業機器部門

主に、当社の産機システムカンパニーが中心となって、次世代の産業用機器、システムに係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、高速・高精度・簡単段取りを実現する新型スクリーンプリンター及びパケット通信を利用した業務用空調機遠隔監視システムの開発などをあげることができる。

当部門に係わる研究開発費は3,499百万円である。

（４）電子デバイス部門

主に、当社のセミコンダクターカンパニーが中心となって、次世代半導体、ディスプレイに係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、高効率白色有機ＥＬ材料を用いたハイビジョン15インチ有機ＥＬディスプレイ、業界最高水準の高効率をチャージポンプ方式で実現したマルチ電源ＩＣ及びＳＡＷチップを組込み位相整合回路との積層セラミックパッケージを一体化した800MHz帯小型デュプレクサの開発などをあげることができる。

当部門に係わる研究開発費は19,203百万円である。

（５）電池部門

主に、当社のソフトエナジーカンパニーが中心となって、次世代の二次電池、太陽電池に係わる基盤技術の研究開発を行っている。当中間連結会計期間の主な成果としては、業界最高容量の市販用単3形ニッケル水素電池及び量産レベルで世界最高のセル変換効率18.5％の190WＨＩＴ太陽電池モジュールを採用した太陽光発電システムの開発などをあげることができる。

当部門に係わる研究開発費は5,957百万円である。

上記以外にその他部門に係わる研究開発費290百万円及びセグメントに関連付けられない基礎的研究開発費が1,752百万円ある。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はない。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	4,921,196,000
計	4,921,196,000

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成14年９月30日）	提出日現在発行数（株）（平成14年12月20日）	上場証券取引所名	内容
普通株式	1,872,336,433	1,872,338,099	国内：東京、大阪、名古屋、福岡、札幌 海外：アムステルダム、フランクフルト、パリ、スイス	－
計	1,872,336,433	1,872,338,099	－	－

（注）１．提出日現在の発行数には、平成14年12月１日以降の転換社債の株式への転換により発行された株式数は含まれていない。

２．海外については、このほか米国で店頭売買されている。

(2)【新株予約権等の状況】

①　新株予約権及び新株予約権付社債に関する事項

	中間会計期間末現在（平成14年９月30日）	提出日の前月末現在（平成14年11月30日）
新株予約権の数（個）	1,503	1,503
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,503,000	1,503,000
新株予約権の行使時の払込金額（円）	558	558
新株予約権の行使期間	自　平成16年７月１日 至　平成18年６月30日	自　平成16年７月１日 至　平成18年６月30日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　558 資本組入額　279	発行価格　558 資本組入額　279
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左

（注）１．新株予約権の分割行使は認めない（新株予約権１個（１個につき1,000株）を最低行使単位とする）。
対象者の地位喪失時の取扱いその他権利行使の条件については、株主総会決議を踏まえた取締役会決議に基づき当社と当該対象者との間で締結した契約に定める。

２．新株予約権を譲渡するには取締役会の承認を要する。

② 旧転換社債等に関する事項

第６回無担保転換社債

	中間会計期間末 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
転換社債の残高（百万円）	5,652	―
転換価格（円）	600.00	―
資本組入額（円）	300	―

第９回無担保転換社債

	中間会計期間末 （平成14年９月30日）	提出日の前月末現在 （平成14年11月30日）
転換社債の残高（百万円）	49,898	49,898
転換価格（円）	1,036.00	1,036.00
資本組入額（円）	518	518

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成14年４月１日～ 平成14年９月30日	1	1,872,336	0	172,241	0	234,743

（注） 転換社債の株式転換による。

(4) 【大株主の状況】

（平成14年９月30日現在）

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	88,662	4.74
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	86,556	4.62
株式会社あさひ銀行	東京都千代田区大手町１丁目１番２号	67,472	3.60
住友生命保険相互会社	大阪市中央区城見１丁目４番35号	58,707	3.14
日本生命保険相互会社	大阪市中央区今橋３丁目５番12号	58,238	3.11
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	49,459	2.64
三洋電機従業員持株会	大阪府守口市京阪本通２丁目５番５号	47,411	2.53
ＵＦＪ信託銀行株式会社（信託勘定Ａ口）	東京都千代田区丸の内１丁目４番３号	46,791	2.50
第一生命保険相互会社	東京都千代田区有楽町１丁目13番１号	36,634	1.96
住友信託銀行株式会社	大阪市中央区北浜４丁目５番33号	35,231	1.88
計	―	575,162	30.72

(5) 【議決権の状況】

① 【発行済株式】

(平成14年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	普通株式 5,616,000	—	—
完全議決権株式(その他)	普通株式 1,851,995,000	1,851,808	—
単元未満株式	普通株式 14,725,433	—	一単元(1,000株) 未満の株式
発行済株式総数	1,872,336,433	—	—
総株主の議決権	—	1,851,808	—

(注) 「完全議決権株式(その他)」の「株式数」欄には、証券保管振替機構名義の株式が148,000株、株主名簿上は当社名義となっているが実質的に所有していない株式9,000株及び株主名簿上は当社子会社名義となっているが実質的に所有していない株式30,000株が含まれている。

② 【自己株式等】

（平成14年９月30日現在）

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
三洋電機㈱	大阪府守口市	3,876,000	—	3,876,000	0.21
サン電子工業㈱	大阪府四條畷市	419,000	—	419,000	0.02
富田電機㈱	群馬県邑楽郡	408,000	—	408,000	0.02
滋賀電機㈱	滋賀県草津市	210,000	—	210,000	0.01
杉谷電工㈱	大阪府堺市	121,000	—	121,000	0.01
㈱太田治工	群馬県邑楽郡	116,000	—	116,000	0.01
関東三洋セミコンダクターズ㈱	群馬県邑楽郡	106,000	—	106,000	0.01
エスティシー㈱	群馬県伊勢崎市	100,000	—	100,000	0.01
湖南電機㈱	滋賀県草津市	97,000	—	97,000	0.01
安田精機㈱	群馬県邑楽郡	69,000	—	69,000	0.00
旭鍍金工業㈱	大阪市旭区	29,000	—	29,000	0.00
オーエスエレクトロニクス㈱	東京都千代田区	25,000	—	25,000	0.00
大阪中央三洋特機販売㈱	大阪市北区	24,000	—	24,000	0.00
㈱メディコム甲信越	長野県長野市	9,000	—	9,000	0.00
三重三洋特機販売㈱	三重県松阪市	5,000	—	5,000	0.00
㈱サンエイ	東京都板橋区	2,000	—	2,000	0.00
計	—	5,616,000	—	5,616,000	0.30

（注） このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が9,000株、当社子会社山源証券㈱名義となってるが実質的に所有していない株式が30,000株ある。なお、当該株式数は「発行済株式」の「完全議決権株式(その他)」の中に含まれている。

２【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成14年４月	５月	６月	７月	８月	９月
最高（円）	633	616	592	568	509	471
最低（円）	563	555	488	480	430	406

（注） 株価は、東京証券取引所市場第一部による。

３【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までにおいて、役員の異動はない。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の前中間連結会計期間（平成13年４月１日から平成13年９月30日まで）の中間連結財務諸表は、改正前の「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。）附則第２項の規定により、当中間連結会計期間（平成14年４月１日から平成14年９月30日まで）の中間連結財務諸表は、改正後の「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号、以下「中間連結財務諸表規則」という。）第81条の規定により、米国において一般に認められた会計基準による用語、様式及び作成方法に準拠して作成している。

ただし、セグメント情報については、「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年　大蔵省令第38号、以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（自　平成13年４月１日　至　平成13年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自　平成14年４月１日　至　平成14年９月30日）は、改正後の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自　平成13年４月１日　至　平成13年９月30日）の中間連結財務諸表並びに前中間会計期間（自　平成13年４月１日　至　平成13年９月30日）の中間財務諸表及び当中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）の中間連結財務諸表並びに当中間会計期間（自　平成14年４月１日　至　平成14年９月30日）の中間財務諸表について、中央青山監査法人の中間監査を受けている。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末 (平成13年9月30日)		当中間連結会計期間末 (平成14年9月30日)		前連結会計年度 (平成14年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
[資産の部]							
Ⅰ 流動資産							
現金及び預金		56,353		69,430		78,725	
定期預金		185,153		197,337		180,957	
小計		241,506		266,767		259,682	
有価証券	(注3)	54,737		54,511		66,806	
受取手形及び売掛金		396,127		392,671		395,492	
金融債権		202,392		229,812		223,487	
持分法適用会社に対する受取手形及び売掛金		45,541		40,796		45,258	
貸倒引当金		△18,107		△22,613		△20,720	
棚卸資産		432,987		376,263		404,688	
繰延税金		28,580		21,641		23,960	
その他		75,229		81,939		66,766	
流動資産合計		1,458,992	52.2	1,441,787	52.8	1,465,419	53.3
Ⅱ 投資及び貸付金							
持分法適用会社に対する投資及び貸付金		32,917		34,982		36,320	
その他の投資及び貸付金	(注3)	282,274		270,440		266,185	
投資及び貸付金合計		315,191	11.3	305,422	11.2	302,505	11.0
Ⅲ 有形固定資産							
建物		468,668		484,358		483,691	
機械及びその他		1,002,676		1,018,494		1,013,659	
小計		1,471,344		1,502,852		1,497,350	
減価償却累計額		△968,773		△1,018,379		△999,976	
差引計		502,571		484,473		497,374	
土地		145,700		145,317		146,220	
建設仮勘定		43,914		12,325		18,526	
有形固定資産合計		692,185	24.8	642,115	23.5	662,120	24.1
Ⅳ 長期繰延税金		103,388	3.7	147,387	5.4	140,405	5.1
Ⅴ その他の資産		225,731	8.0	193,570	7.1	179,260	6.5
資産合計		2,795,487	100.0	2,730,281	100.0	2,749,709	100.0

		前中間連結会計期間末 (平成13年９月30日)		当中間連結会計期間末 (平成14年９月30日)		前連結会計年度 (平成14年３月31日)	
区分	注記番号	金額（百万円）	構成比(%)	金額（百万円）	構成比(%)	金額（百万円）	構成比(%)
[負債の部]							
Ⅰ 流動負債							
短期借入金	(注４)	463,677		421,940		464,475	
一年以内に期限の到来する社債及び長期借入金	(注４)	145,511		166,126		154,963	
支払手形及び買掛金		395,731		395,681		391,337	
持分法適用会社に対する支払手形及び買掛金		8,666		9,671		9,405	
設備関係支払手形及び未払金		55,915		26,759		30,086	
未払税金		16,008		10,981		16,777	
従業員預り金		27,851		26,010		26,697	
その他		233,350		223,043		222,603	
流動負債合計		1,346,709	48.2	1,280,211	46.9	1,316,343	47.9
Ⅱ 固定負債							
社債及び長期借入金	(注４)	564,495		566,207		547,620	
未払退職・年金費用		205,240		246,545		239,301	
固定負債合計		769,735	27.5	812,752	29.8	786,921	28.6
負債合計		2,116,444	75.7	2,092,963	76.7	2,103,264	76.5
[少数株主持分]							
少数株主持分		47,599	1.7	48,058	1.7	44,270	1.6

		前中間連結会計期間末 （平成13年９月30日）		当中間連結会計期間末 （平成14年９月30日）		前連結会計年度 （平成14年３月31日）	
区分	注記番号	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
［資本の部］							
Ⅰ　資本金							
授権株式数							
平成13年９月30日、平成14年９月30日、及び平成14年３月31日　4,921,196,000株							
発行済株式数							
平成13年９月30日　1,872,334,767株		172,241	6.2	－	－	－	－
平成14年９月30日　1,872,336,433株		－	－	172,241	6.3	－	－
平成14年３月31日　1,872,334,767株		－	－	－	－	172,241	6.3
Ⅱ　資本準備金		336,028	12.0	336,029	12.3	336,028	12.2
Ⅲ　利益剰余金		219,951	7.9	206,792	7.6	209,674	7.6
Ⅳ　その他の包括利益累計額		△95,036	△3.4	△123,109	△4.5	△113,487	△4.1
		633,184	22.7	591,953	21.7	604,456	22.0
Ⅴ　自己株式							
平成13年９月30日　2,042,398株		△1,740	△0.1	－	－	－	－
平成14年９月30日　3,983,154株		－	－	△2,693	△0.1	－	－
平成14年３月31日　2,161,204株		－	－	－	－	△2,281	△0.1
資本合計		631,444	22.6	589,260	21.6	602,175	21.9
負債、少数株主持分及び資本合計		2,795,487	100.0	2,730,281	100.0	2,749,709	100.0

②【中間連結損益計算書】

		前中間連結会計期間 （自　平成13年４月１日 至　平成13年９月30日）		当中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）		前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	
区分	注記番号	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）
Ⅰ　売上高及びその他の営業収益							
売上高		1,031,445	100.0	1,045,053	100.0	2,024,719	100.0
その他の営業収益		42,374	4.1	44,251	4.2	87,408	4.3
売上高及びその他の営業収益合計		1,073,819	104.1	1,089,304	104.2	2,112,127	104.3
Ⅱ　売上原価及び販売費・一般管理費							
売上原価		865,393		869,337		1,704,797	
販売費及び一般管理費		175,991		186,367		354,256	
売上原価及び販売費・一般管理費合計		1,041,384	101.0	1,055,704	101.0	2,059,053	101.7
Ⅲ　営業利益		32,435	3.1	33,600	3.2	53,074	2.6
Ⅳ　営業外収益							
受取利息及び配当金		6,128		4,455		8,732	
為替差益		－		－		3,308	
その他		15,813		9,550		23,366	
営業外収益合計		21,941	2.1	14,005	1.3	35,406	1.7
Ⅴ　営業外費用							
支払利息		12,674		9,725		23,196	
為替差損		337		4,799		－	
その他	（注３）	27,981		24,587		62,010	
営業外費用合計		40,992	3.9	39,111	3.7	85,206	4.2
Ⅵ　税金等調整前当期純利益		13,384	1.3	8,494	0.8	3,274	0.1
Ⅶ　法人税等							
当期税額		13,166		10,073		21,172	
繰延税額		△8,626		△6,635		△18,785	
法人税等合計		4,540	0.4	3,438	0.3	2,387	0.1
Ⅷ　少数株主持分損益控除前利益		8,844	0.9	5,056	0.5	887	0.0
Ⅸ　少数株主持分損益（控除）		1,270	0.2	2,592	0.3	△2,017	△0.1
Ⅹ　会計原則の変更による累積影響額前利益		7,574	0.7	2,464	0.2	2,904	0.1
XI　会計原則の変更による累積影響額	（注２）	△1,177	△0.1	－	－	△1,177	△0.0
XII　当期純利益		6,397	0.6	2,464	0.2	1,727	0.1

		前中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)		当中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)		前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	
区分	注記番号	金額（百万円）	百分比(%)	金額（百万円）	百分比(%)	金額（百万円）	百分比(%)
基本的1株当たり会計原則変更による累積影響額前当期純利益		4.05円		1.32円		1.55円	
1株当たり会計原則変更による累積影響額		△0.63円		－円		△0.63円	
基本的1株当たり当期純利益	(注7)	3.42円		1.32円		0.92円	
希薄化後1株当たり会計原則変更による累積影響額前当期純利益		4.04円		1.32円		1.55円	
1株当たり会計原則変更による累積影響額		△0.62円		－円		△0.63円	
希薄化後1株当たり当期純利益	(注7)	3.42円		1.32円		0.92円	

③【中間連結株主持分計算書】

区分	注記番号	発行済株式数（千株）	科目								
			資本金（百万円）	資本準備金（百万円）	利益剰余金（百万円）	その他の包括利益累計額					包括利益（△損失）計（百万円）
						未実現有価証券評価損益（百万円）	為替換算調整額（百万円）	最小年金負債調整額（百万円）	未実現デリバティブ評価損益（百万円）	計（百万円）	
平成13年３月31日現在		1, 872, 335	172, 241	336, 028	219, 166	△2, 179	△24, 506	△47, 444	－	△74, 129	
１．包括利益（△損失）：											
当期純利益					6, 397						6, 397
その他の包括利益：											
未実現有価証券評価損益（18, 006百万円税引後）	（注３）					△26, 237				△26, 237	△26, 237
当期有価証券実現損失の組替（6, 562百万円税引後）	（注３）					9, 359				9, 359	9, 359
為替換算調整額							△2, 179			△2, 179	△2, 179
未実現デリバティブ評価損益（2, 621百万円税引後）	（注６）								△1, 850	△1, 850	△1, 850
計											△14, 510
２．現金配当額					△5, 612						
平成13年９月30日現在		1, 872, 335	172, 241	336, 028	219, 951	△19, 057	△26, 685	△47, 444	△1, 850	△95, 036	
平成14年３月31日現在		1, 872, 335	172, 241	336, 028	209, 674	△27, 954	△15, 173	△68, 689	△1, 671	△113, 487	
１．包括利益（△損失）：											
当期純利益					2, 464						2, 464
その他の包括利益：											
未実現有価証券評価損益（△390百万円税引後）	（注３）					△278				△278	△278
当期有価証券実現損失の組替（193百万円税引後）	（注３）					263				263	263
為替換算調整額							△9, 399			△9, 399	△9, 399
未実現デリバティブ評価損益（543百万円税引後）	（注６）								△463	△463	△463
当期実現損失の組替（349百万円税引後）	（注６）								255	255	255
計											△7, 158
２．現金配当額					△5, 346						
３．転換社債の転換		1		1							
平成14年９月30日現在		1, 872, 336	172, 241	336, 029	206, 792	△27, 969	△24, 572	△68, 689	△1, 879	△123, 109	

区分	注記番号	発行済株式数（千株）	科目								
			資本金（百万円）	資本準備金（百万円）	利益剰余金（百万円）	その他の包括利益累計額					包括利益（△損失）計（百万円）
						未実現有価証券評価損益（百万円）	為替換算調整額（百万円）	最小年金負債調整額（百万円）	未実現デリバティブ評価損益（百万円）	計（百万円）	
平成13年３月31日現在		1,872,335	172,241	336,028	219,166	△2,179	△24,506	△47,444	―	△74,129	
１．包括利益（△損失）：											
当期純利益					1,727						1,727
その他の包括利益：											
未実現有価証券評価損益（26,680百万円税引後）	（注３）					△37,900				△37,900	△37,900
当期有価証券実現損失の組替（8,546百万円税引後）	（注３）					12,125				12,125	12,125
為替換算調整額							9,333			9,333	9,333
最小年金負債調整額（15,384百万円税引後）								△21,245		△21,245	△21,245
米国財務会計基準書第133号適用による期首累積的影響額（1,762百万円税引後）									△807	△807	△807
未実現デリバティブ評価損益（1,406百万円税引後）	（注６）								△1,428	△1,428	△1,428
当期実現損失の組替（799百万円税引後）	（注６）								564	564	564
計											△37,631
２．現金配当額					△11,219						
平成14年３月31日現在		1,872,335	172,241	336,028	209,674	△27,954	△15,173	△68,689	△1,671	△113,487	

④【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成13年4月1日 至 平成13年9月30日) 金額（百万円）	当中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日) 金額（百万円）	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日) 金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
1．当期純利益		6,397	2,464	1,727
2．営業活動によるキャッシュ・フローの調整項目				
(1)減価償却費及びその他の償却費		63,998	55,542	125,443
(2)有価証券及び投資有価証券売却損		2,336	46	5,963
(3)有形固定資産売却損		2,047	81	3,654
(4)繰延税金		△8,626	△6,635	△18,785
(5)持分法による投資損益		△2,016	△1,165	△1,308
(6)資産及び負債の変動額				
・受取手形及び売掛金の減少(△増加)		58,134	△18,196	53,179
・棚卸資産の減少(△増加)		△1,358	18,150	34,666
・その他流動資産の減少（△増加)		548	△15,228	17,468
・その他の資産の減少（△増加)		△8,948	△22,976	16,657
・支払手形及び買掛金の減少		△62,874	△5,518	△70,788
・未払税金の減少		△5,132	△5,814	△4,696
・その他流動負債の増加（△減少)		△18,886	6,181	△34,502
(7)その他（純額)		△3,625	25,299	2,230
営業活動によるキャッシュ・フロー計		21,995	32,231	130,908

		前中間連結会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー				
1．有価証券の減少による受取額（△増加による支払額）		△8,851	10,901	△15,281
2．投資有価証券の売却代金及び長期貸付金の回収額		23,524	5,675	30,879
3．有形固定資産の売却代金		11,904	3,036	24,978
4．投資有価証券の購入及び長期貸付金の増加による支払額		△22,722	△12,759	△38,921
5．有形固定資産の購入による支払額		△83,868	△44,416	△146,891
6．子会社株式取得による収入		—	8,058	—
7．子会社売却による収入		—	2,330	—
8．その他（純額）		△2,455	△176	△5,222
投資活動によるキャッシュ・フロー計		△82,468	△27,351	△150,458
Ⅲ　財務活動によるキャッシュ・フロー				
1．短期借入金の増加額（△減少額）		29,413	△25,160	19,652
2．長期負債の増加による入金額		65,164	125,396	122,440
3．長期負債の返済額		△112,837	△88,236	△183,707
4．配当金の支払額		△5,011	△5,881	△11,794
5．自己株式の買戻し額		△756	△853	△1,297
財務活動によるキャッシュ・フロー計		△24,027	5,266	△54,706
Ⅳ　為替相場変動による現金及び現金等価物への影響額		△3,574	△4,351	4,358
Ⅴ　現金及び現金等価物の純増減額		△88,074	5,795	△69,898
Ⅵ　新規連結子会社の現金及び現金等価物		—	1,290	—
Ⅶ　現金及び現金等価物の期首残高		329,580	259,682	329,580
Ⅷ　現金及び現金等価物の期末残高		241,506	266,767	259,682

(中間連結財務諸表注記)

1. 会計処理の原則及び手続並びに中間連結財務諸表の表示方法

当社の中間連結財務諸表は、会計原則審議会意見書(APB Opinions)、財務会計基準書(FASB Statements)等、米国で一般に認められた会計原則に基づいて作成している。ただし、セグメント情報はわが国の中間連結財務諸表規則に基づいて作成しており、財務会計基準書第131号に基づくセグメント別財務報告(Segment Information)は作成していない。

当社は、昭和44年にキュラソー預託証券(CDR)を発行するにあたり、昭和44年度に係る連結財務諸表を米国式で作成し株主等へ開示したが、それ以後継続して米国式連結財務諸表を作成し開示している。さらに昭和52年、米国店頭株式市場(NASDAQ)に米国預託証券(ADR)をアンスポンサードとして上場した際、米国証券取引委員会(SEC)に1934年証券取引所法に基づく米国証券取引委員会規則12g3—2(b)の適用申請を行い、承認されている。そのため、様式20—Fによる年次報告および様式6—Kによる重要情報の開示は免除されているが、それに替わって米国式連結財務諸表を含むアニュアルレポート、セミアニュアルレポートを米国証券取引委員会(SEC)に提出している。

当社が採用する会計処理の原則及び手続並びに中間連結財務諸表の表示方法のうち、わが国の連結財務諸表原則及び中間連結財務諸表規則に準拠して作成する場合との主要な相違内容は以下のとおりであり、金額的に重要なものについては税金等調整前当期純利益に対する影響額を開示している。

(1) 中間連結株主持分計算書

中間連結株主持分計算書を作成している。

(2) 役員賞与

利益処分による役員賞与は、販売費及び一般管理費として処理している。

(3) 固定資産の圧縮記帳

固定資産の圧縮記帳額は、その固定資産の取得原価に振戻している。

(4) 未払退職・年金費用

米国財務会計基準書第87号による保険数理により計算された未払退職・年金費用の給付債務を計上しており、前中間連結会計期間、当中間連結会計期間及び前連結会計年度における影響額は、それぞれ502百万円(利益)、2,903百万円(損失)及び9,115百万円(利益)である。

(5) デリバティブ

平成13年度より、米国財務会計基準書第133号「デリバティブ商品とヘッジ活動の会計」(同基準書第138号によって改訂)によるヘッジ会計を適用しており、当中間連結会計期間における影響額は、670百万円(損失)である。

2. 主要な会計処理の方針

(1) 連結の方針及び範囲

この中間連結財務諸表は当社並びに重要な子会社すべてを連結したものである。連結にあたっては、連結会社間の重要な取引及び諸勘定はすべて消去している。

関連会社及び非連結子会社に対する投資額は未実現利益控除後、持分法により計算した価額をもって計上している。

当中間連結会計期間末の連結子会社は119社、持分法適用会社は47社である。

(2) 現金等価物

定期預金を含め、流動性の高い投資を現金等価物としている。

(3) 負債証券及び持分証券

売却可能証券は公正価額で評価されており、その他の包括利益累計額の構成要素である未実現有価証券評価損益は税引後の金額で資本の部に計上されている。売却損益の算定において原価は移動平均法によっている。満期保有目的負債証券は、償却原価により評価している。

(4) 海外連結子会社等の財務諸表項目の換算方法

海外連結子会社等の財務諸表の資産及び負債項目は、中間決算日の為替相場、損益項目は期中平均為替相場によって円換算しており、その結果生じる換算差額はその他の包括利益累計額の構成要素である為替換算調整額として、資本の部に計上している。

(5) 棚卸資産の評価

棚卸資産は、低価法で評価しており、製品及び仕掛品の取得価額は主として総平均法、その他の棚卸資産の取得価額は主として先入先出法によっている。

(6) 有形固定資産の減価償却方法

有形固定資産の減価償却費は、当該資産の見積耐用年数に基づき主として定率法で計算している。

(7) 営業権及びその他の無形資産

平成13年6月、財務会計基準審議会は、米国財務会計基準書第142号「営業権及びその他の無形固定資産」を公表した。同基準書は、耐用年数を見積もることのできない営業権及びその他の無形固定資産については、償却を行わずに少なくとも年に一度は減損の判定を行うことを要求している。当社は、平成14年４月１日より、すでに計上されている営業権及びその他の無形固定資産に対して、同基準書を適用したが、重要な営業権の減損は認められなかった。当社は基準書第142号の適用は連結財務諸表に重要な影響を与えることはないと考えている。

(8) 宣伝広告費

宣伝広告費は原則として、発生時に費用計上している。

(9) 法人税等

繰延税金は税務上の資産及び負債と、財務会計上の資産及び負債との差異に起因する将来の見積り税効果について認識される。

繰延税金資産及び負債は現行の法定税率により測定され、税率変更による繰延税金資産及び負債への影響額は、その税率変更が制定された期間の損益として認識される。

(10) デリバティブ

当社は平成13年４月１日より米国財務会計基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号によって改訂）を適用した。これらの基準書は、全てのデリバティブを貸借対照表上、資産または負債のいずれかとして認識し、公正価値で測定することを要求している。デリバティブの公正価値の変動は、デリバティブの保有目的とその結果指定されるヘッジの種類により当期損益またはその他の包括利益の一項目として報告される。

平成13年４月１日の同基準書適用により、前中間連結会計期間において会計原則変更による累積的影響額として1,177百万円（1,047百万円税効果および少数株主持分考慮後）の当期純利益が減少し、807百万円（3,388百万円税効果および少数株主持分考慮後）のその他の包括利益が減少した。

(11) 利益処分

利益処分は、翌事業年度において確定する当期に係る利益処分を、当期に繰上げて認識する方法（繰上方式）を採用している。

(12) １株当たり利益

基本的１株当たり利益は、当期純利益を普通株式（除く自己株式）の期中加重平均株式数で除して算出し

ている。希薄化後１株当たり利益は転換社債の希薄化効果を考慮して算出している。基本的及び希薄化後１株当たり利益の計算は、注記７に示すとおりである。

(13) 会計上の見積り

一般に公正妥当と認められる会計原則に準拠して中間連結財務諸表を作成するためには、経営者による見積りや仮定が必要とされ、それによって中間決算日現在の資産及び負債の報告金額、偶発資産及び負債の開示、並びに各事業年度の収益及び費用の金額が影響を受けている。実際の結果は、これらの見積りと異なることもある。

(14) 収益の認識

収益の認識は、主として製品などの引渡し、あるいは役務の提供が実行され、販売価格が確定しているか、または確定可能で、回収可能性が合理的に確実になった時点において行っている。

3．負債証券及び持分証券

平成13年９月30日、平成14年９月30日及び平成14年３月31日現在、「有価証券」及び「その他の投資及び貸付金」に含まれる負債証券及び持分証券は、次のとおりである。なお、前中間連結会計期間における中間連結損益計算書、及び前連結会計年度における連結損益計算書の営業外費用「その他」には、投資有価証券評価損がそれぞれ15,630百万円、22,109百万円含まれている。

区分	前中間連結会計期間末 （平成13年９月30日）		
	取得価額（百万円）	公正価額（百万円）	未実現評価損益 （百万円）
売却可能証券			
負債証券	63,330	63,159	△171
持分証券	186,131	157,161	△28,970
売却可能証券計	249,461	220,320	△29,141
満期保有目的証券			
負債証券	2,128	2,141	13
満期保有目的証券計	2,128	2,141	13
合計	251,589	222,461	△29,128

区分	当中間連結会計期間末 （平成14年９月30日）		
	取得価額（百万円）	公正価額（百万円）	未実現評価損益 （百万円）
売却可能証券			
負債証券	60,891	60,665	△226
持分証券	158,049	113,933	△44,116
売却可能証券計	218,940	174,598	△44,342
満期保有目的証券			
負債証券	9,009	8,769	△240
満期保有目的証券計	9,009	8,769	△240
合計	227,949	183,367	△44,582

区分	前連結会計年度末（平成14年３月31日）		
	取得価額（百万円）	公正価額（百万円）	未実現評価損益（百万円）
売却可能証券			
負債証券	70,644	70,553	△91
持分証券	180,801	136,086	△44,715
売却可能証券計	251,445	206,639	△44,806
満期保有目的証券			
負債証券	5,721	5,615	△106
満期保有目的証券計	5,721	5,615	△106
合計	257,166	212,254	△44,912

4．担保資産

平成13年９月30日、平成14年９月30日及び平成14年３月31日現在、連結子会社の借入金のうち、それぞれ24,430百万円、20,723百万円及び20,157百万円については、当該会社の主に有形固定資産が担保に供されている。

5．契約債務及び偶発債務

賃借料は、主に事務所、倉庫等についての解約可能な賃借契約より生ずるものであり、その契約は慣例上更新される。賃借料の総額は重要ではない。

平成13年９月30日、平成14年９月30日及び平成14年３月31日現在、有形固定資産購入に関する拘束約定の金額はそれぞれ5,652百万円、1,114百万円及び3,319百万円である。

また、平成13年９月30日、平成14年９月30日及び平成14年３月31日現在、通常の営業取引により生じた手形割引高及び借入債務保証に関する偶発債務の合計額は、それぞれ168,736百万円、178,531百万円及び175,105百万円である。当社は上記の手形割引及び借入債務保証について損失発生の見込みはないと考えている。

当社及び連結子会社は、数件の訴訟を受けている。しかし、当社は、これらの訴訟が当社の中間連結財務諸表に重要な影響を及ぼすことはないと考えている。

6．デリバティブ

当社および連結子会社は世界のさまざまな場所において電子機器の生産、販売および金融サービスを行っている。当社および連結子会社の事業活動は外国為替や金利の変動に関するリスクにさらされている。デリバティブは、社内で承認されたリスクマネジメント規定を作成し、当該規定に基づいて保有されており、当社および連結子会社は、ある特定のデリバティブを予定取引も含めた外国為替および金利の変動リスクを管理するために利用している。

当社はデリバティブをトレーディング目的には保有していない。

当社および一部の連結子会社は、外国為替のリスクマネジネント方針を策定し、当該方針に基づいて外国為替の変動リスクを低減させ、極小化するためにデリバティブを利用している。主な先物為替予約および通貨スワップについては、ヘッジ会計としての要件を全て満たしているわけではないことからヘッジとして指定していない。当該契約から生じる損益と外貨建資産・負債から生じる換算差損益は損益計算書の為替差損益に計上されている。

当社および一部の連結子会社は、金利のリスクマネジネント方針を策定し、当該方針に基づいて金利の変動リスクを回避するためにデリバティブを利用している。その具体的な目的は、借入債務の条件を調整することにより金利の変動に対処すること、もしくは借入利息を低減させることにある。

公正価値ヘッジ

当社の一部の連結子会社は固定金利借入債務を変動金利債務に変換するためにスワップ契約を締結している。調達コストは結果として変動金利借入金を直接調達したときよりも低くなる。金利スワップ契約の下では、想定元本に基づいて計算された変動金利と固定金利の差額を交換する。

公正価値ヘッジとして指定されたデリバティブの公正価値およびそのヘッジ対象物の公正価値は貸借対照表に計上され、それぞれの公正価値の変動は通常支払利息と相殺される。当中間連結会計期間で公正価値ヘッジとして判定されなくなった取引はない。

キャッシュ・フローヘッジ

当社および一部の連結子会社は変動金利借入債務の金利変動をヘッジするために変動金利受取、固定金利支払のスワップ契約を締結している。

これらのキャッシュ・フローヘッジの公正価値は貸借対照表に計上されている。当中間連結会計期間においてヘッジが有効と判定されなくなった取引はない。金利が現在の水準で今後も推移すると仮定すると、その他の包括利益のうち損失として繰り延べられている532百万円（税効果および少数株主持分1,196百万円考慮後）は今後12ヶ月以内に実現する見込である。当中間連結会計期間におけるヘッジの非有効性部分に重要性はない。将来のキャッシュ・フローの変動をヘッジしている最長期間は９年間である。

7. 1株当たり利益

前中間連結会計期間、当中間連結会計期間及び前連結会計年度における1株当たり利益は次のとおりである。

項目	前中間連結会計期間 (平成13年4月1日～ 平成13年9月30日)	当中間連結会計期間 (平成14年4月1日～ 平成14年9月30日)	前連結会計年度 (平成13年4月1日～ 平成14年3月31日)
基本的1株当たり利益の計算	(百万円)	(百万円)	(百万円)
利益(分子)			
当期純利益	6,397	2,464	1,727
株式数(千株)　(分母)			
加重平均株式数	1,870,795	1,869,639	1,870,510
基本的1株当たり利益(円)	3.42	1.32	0.92
希薄化後1株当たり利益の計算			
利益(分子)			
当期純利益	6,397	2,464	1,727
税効果考慮後転換社債利息	28	―	―
調整後当期純利益	6,425	2,464	1,727
株式数(千株)(分母)			
加重平均株式数	1,870,795	1,869,639	1,870,510
転換社債の転換を仮定した場合の増加株式数	9,421	―	―
調整後加重平均株式数	1,880,216	1,869,639	1,870,510
希薄化後1株当たり利益(円)	3.42	1.32	0.92

8. セグメント情報

【事業の種類別セグメント情報】

項目	前中間連結会計期間（平成13年４月１日～平成13年９月30日）								
	ＡＶ・情報通信機器（百万円）	電化機器（百万円）	産業機器（百万円）	電子デバイス（百万円）	電池（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益									
(1) 外部顧客に対する売上高及び営業収益	413,475	146,262	119,530	189,116	131,918	73,518	1,073,819	－	1,073,819
(2) セグメント間の内部売上高及び営業収益又は振替	1,983	3,170	954	7,212	2,700	7,824	23,843	△23,843	－
計	415,458	149,432	120,484	196,328	134,618	81,342	1,097,662	△23,843	1,073,819
営業費用	404,241	149,117	117,736	192,329	121,164	69,614	1,054,201	△12,817	1,041,384
営業利益	11,217	315	2,748	3,999	13,454	11,728	43,461	△11,026	32,435

項目	当中間連結会計期間（平成14年４月１日～平成14年９月30日）								
	ＡＶ・情報通信機器（百万円）	電化機器（百万円）	産業機器（百万円）	電子デバイス（百万円）	電池（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益									
(1) 外部顧客に対する売上高及び営業収益	414,246	126,756	96,972	224,703	133,277	93,350	1,089,304	－	1,089,304
(2) セグメント間の内部売上高及び営業収益又は振替	1,544	3,971	1,168	8,968	3,065	7,406	26,122	△26,122	－
計	415,790	130,727	98,140	233,671	136,342	100,756	1,115,426	△26,122	1,089,304
営業費用	401,109	136,250	96,978	223,501	123,263	89,007	1,070,108	△14,404	1,055,704
営業利益（△損失）	14,681	△5,523	1,162	10,170	13,079	11,749	45,318	△11,718	33,600

項目	前連結会計年度（平成13年４月１日～平成14年３月31日）								
	ＡＶ・情報通信機器（百万円）	電化機器（百万円）	産業機器（百万円）	電子デバイス（百万円）	電池（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益									
(1) 外部顧客に対する売上高及び営業収益	807,045	280,690	223,768	379,050	273,863	147,711	2,112,127	－	2,112,127
(2) セグメント間の内部売上高及び営業収益又は振替	3,511	7,445	1,902	16,059	6,381	16,566	51,864	△51,864	－
計	810,556	288,135	225,670	395,109	280,244	164,277	2,163,991	△51,864	2,112,127
営業費用	777,836	288,965	225,985	399,008	256,177	142,290	2,090,261	△31,208	2,059,053
営業利益（△損失）	32,720	△830	△315	△3,899	24,067	21,987	73,730	△20,656	53,074

(注) 1．事業区分の方法

製品の種類・性質、販売市場等の類似性に基づき、「ＡＶ・情報通信機器」「電化機器」「産業機器」「電子デバイス」「電池」「その他」に区分している。

2．事業区分に属する主な製品

ＡＶ・情報通信機器：テレビ・ビデオテープレコーダー・液晶プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・電話機等の情報通信機器

電化機器：冷蔵庫・エアコン・洗濯機・電子レンジ等の家庭用機器

産業機器：ショーケース・大型エアコン・吸収式冷温水機等の業務用機器、チップマウンター等の生産設備機器

電子デバイス：半導体、液晶パネル、電子部品等

電池：一次電池、二次電池、太陽電池等

その他：クレジット、物流、保守、情報サービス等

3．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間11,052百万円、当中間連結会計期間11,737百万円及び前連結会計年度21,992百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

【所在地別セグメント情報】

項目	前中間連結会計期間（平成13年４月１日～平成13年９月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	760,929	140,261	112,346	60,283	1,073,819	－	1,073,819
(2) セグメント間の内部売上高及び営業収益又は振替	180,007	108,415	1,013	191	289,626	△289,626	－
計	940,936	248,676	113,359	60,474	1,363,445	△289,626	1,073,819
営業費用	904,280	243,392	111,088	60,862	1,319,622	△278,238	1,041,384
営業利益（△損失）	36,656	5,284	2,271	△388	43,823	△11,388	32,435

項目	当中間連結会計期間（平成14年４月１日～平成14年９月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	750,518	157,678	122,796	58,312	1,089,304	－	1,089,304
(2) セグメント間の内部売上高及び営業収益又は振替	218,991	129,959	2,559	290	351,799	△351,799	－
計	969,509	287,637	125,355	58,602	1,441,103	△351,799	1,089,304
営業費用	932,204	281,941	122,833	58,935	1,395,913	△340,209	1,055,704
営業利益（△損失）	37,305	5,696	2,522	△333	45,190	△11,590	33,600

項目	前連結会計年度（平成13年４月１日～平成14年３月31日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及び営業収益							
(1) 外部顧客に対する売上高及び営業収益	1,466,239	267,929	252,539	125,420	2,112,127	－	2,112,127
(2) セグメント間の内部売上高及び営業収益又は振替	377,426	248,696	2,651	547	629,320	△629,320	－
計	1,843,665	516,625	255,190	125,967	2,741,447	△629,320	2,112,127
営業費用	1,784,097	505,380	251,503	126,185	2,667,165	△608,112	2,059,053
営業利益（△損失）	59,568	11,245	3,687	△218	74,282	△21,208	53,074

（注）１．国又は地域の区分は、地理的近接度によっている。

２．本邦以外の区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア

３．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間11,052百万円、当中間連結会計期間11,737百万円及び前連結会計年度21,992百万円であり、主なものは、基礎的研究及び親会社の本社管理部門に係わる費用である。

【海外売上高】

項目	前中間連結会計期間（平成13年４月１日～平成13年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及び営業収益（百万円）	222,166	141,747	95,779	459,692
Ⅱ　連結売上高及び営業収益（百万円）				1,073,819
Ⅲ　海外売上高及び営業収益の割合(%)	20.7	13.2	8.9	42.8

項目	当中間連結会計期間（平成14年４月１日～平成14年９月30日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及び営業収益（百万円）	273,918	145,628	97,748	517,294
Ⅱ　連結売上高及び営業収益（百万円）				1,089,304
Ⅲ　海外売上高及び営業収益の割合(%)	25.1	13.4	9.0	47.5

項目	前連結会計年度（平成13年４月１日～平成14年３月31日）			
	アジア	北米	その他	計
Ⅰ　海外売上高及び営業収益（百万円）	430,454	306,033	195,981	932,468
Ⅱ　連結売上高及び営業収益（百万円）				2,112,127
Ⅲ　海外売上高及び営業収益の割合(%)	20.4	14.5	9.2	44.1

（注）１．国又は地域の区分は、地理的近接度によっている。

２．各区分に属する主な国又は地域

(1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア

(2) 北　米……米国、カナダ

(3) その他……イギリス、ドイツ、イタリア、オーストラリア、ニュージーランド

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

(2) 【その他】

該当事項はない。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成13年9月30日)			当中間会計期間末 (平成14年9月30日)			前事業年度の要約貸借対照表 (平成14年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金		145,037			151,031			140,445		
2 受取手形	(※1)	10,897			8,170			8,352		
3 売掛金		226,292			203,276			190,875		
4 棚卸資産		140,213			127,216			133,004		
5 その他		63,698			59,771			62,140		
6 貸倒引当金		△982			△544			△906		
流動資産合計			585,158	40.9		548,921	39.5		533,912	39.3
Ⅱ 固定資産										
(1)有形固定資産	(※2)									
1 建物		101,989			97,987			98,950		
2 機械及び装置		113,912			107,978			111,202		
3 土地		50,190			54,779			55,337		
4 その他		37,828			33,626			33,345		
有形固定資産合計		303,921			294,370			298,835		
(2)無形固定資産		11,581			15,112			13,883		
(3)投資その他の資産										
1 投資有価証券		427,713			420,963			401,902		
2 長期貸付金		9,163			7,646			7,844		
3 繰延税金資産		−			77,011			77,283		
4 その他		91,969			26,332			25,454		
5 貸倒引当金		△22			△24			△34		
投資その他の資産合計		528,824			531,929			512,451		
固定資産合計			844,327	59.1		841,413	60.5		825,170	60.7
資産合計			1,429,485	100.0		1,390,334	100.0		1,359,083	100.0

区分	注記番号	前中間会計期間末（平成13年9月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成14年9月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成14年3月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1 支払手形	(※1)	5,910			1,326			3,394		
2 買掛金		237,214			217,379			207,689		
3 短期借入金		367			1,774			1,809		
4 コマーシャルペーパー		20,000			20,000			20,000		
5 一年内償還社債		20,000			30,000			20,000		
6 未払金		82,712			71,833			76,185		
7 未払法人税等		949			508			342		
8 製品保証引当金		1,152			965			976		
9 その他		70,034			52,916			58,065		
流動負債合計			438,341	30.7		396,704	28.6		388,464	28.6
Ⅱ 固定負債										
1 社債		170,000			190,000			170,000		
2 転換社債		55,551			55,550			55,551		
3 長期借入金		2,224			461			667		
4 退職給付引当金		134,613			136,521			135,485		
5 その他		205			1,470			1,273		
固定負債合計			362,595	25.3		384,003	27.6		362,976	26.7
負債合計			800,937	56.0		780,708	56.2		751,440	55.3
（資本の部）										
Ⅰ 資本金			172,241	12.1		—	—		172,241	12.7
Ⅱ 資本準備金			234,742	16.4		—	—		234,742	17.2
Ⅲ 利益準備金			32,546	2.3		—	—		32,546	2.4
Ⅳ その他の剰余金										
1 任意積立金		182,192			—			182,192		
2 中間（当期）未処分利益		24,267			—			16,252		
その他の剰余金合計			206,459	14.4		—	—		198,445	14.6
Ⅴ その他有価証券評価差額金			△17,441	△1.2		—	—		△28,522	△2.1
Ⅵ 自己株式			—	—		—	—		△1,811	△0.1
資本合計			628,548	44.0		—	—		607,642	44.7

		前中間会計期間末 （平成13年９月30日）			当中間会計期間末 （平成14年９月30日）			前事業年度の要約貸借対照表 （平成14年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
Ⅰ 資本金			－	－		172,241	12.4		－	－
Ⅱ 資本剰余金										
資本準備金		－			234,743			－		
資本剰余金合計			－	－		234,743	16.9		－	－
Ⅲ 利益剰余金										
1 利益準備金		－			32,546			－		
2 任意積立金		－			182,197			－		
3 中間未処分利益		－			13,712			－		
利益剰余金合計			－	－		228,456	16.4		－	－
Ⅳ その他有価証券評価差額金			－	－		△23,149	△1.7		－	－
Ⅴ 自己株式			－	－		△2,665	△0.2		－	－
資本合計			－	－		609,626	43.8		－	－
負債及び資本合計			1,429,485	100.0		1,390,334	100.0		1,359,083	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成13年4月1日 至 平成13年9月30日）金額（百万円）		百分比（%）	当中間会計期間（自 平成14年4月1日 至 平成14年9月30日）金額（百万円）		百分比（%）	前事業年度の要約損益計算書（自 平成13年4月1日 至 平成14年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			573, 266	100. 0		544, 266	100. 0		1, 088, 381	100. 0
Ⅱ 売上原価			499, 158	87. 1		463, 748	85. 2		944, 337	86. 8
売上総利益			74, 108	12. 9		80, 518	14. 8		144, 044	13. 2
Ⅲ 販売費及び一般管理費			66, 661	11. 6		75, 248	13. 8		136, 405	12. 5
営業利益			7, 446	1. 3		5, 270	1. 0		7, 638	0. 7
Ⅳ 営業外収益										
1 受取利息		662			545			1, 177		
2 受取配当金		5, 903			8, 388			9, 628		
3 その他		16, 278			12, 778			30, 213		
営業外収益合計			22, 844	4. 0		21, 712	4. 0		41, 019	3. 8
Ⅴ 営業外費用										
1 支払利息		3, 156			2, 565			5, 856		
2 コマーシャルペーパー利息		12			8			39		
3 その他	(※1)	20, 721			18, 632			41, 242		
営業外費用合計			23, 891	4. 2		21, 205	3. 9		47, 138	4. 4
経常利益			6, 399	1. 1		5, 776	1. 1		1, 519	0. 1
Ⅵ 特別利益	(※2)		3, 995	0. 7		2, 899	0. 5		5, 896	0. 6
Ⅶ 特別損失	(※3)		2, 727	0. 5		5, 360	1. 0		4, 200	0. 4
税引前中間（当期）純利益			7, 667	1. 3		3, 315	0. 6		3, 215	0. 3
法人税、住民税及び事業税		2, 350			1, 150			100		
法人税等調整額		813	3, 163	0. 5	△979	170	0. 0	1, 014	1, 114	0. 1
中間（当期）純利益			4, 504	0. 8		3, 145	0. 6		2, 101	0. 2
前期繰越利益			19, 762			10, 567			19, 762	
中間配当額			−			−			5, 610	
中間（当期）未処分利益			24, 267			13, 712			16, 252	

中間財務諸表作成の基本となる重要な事項

摘要	前中間会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)
1．資産の評価基準及び評価方法	(1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券（時価のあるもの） 中間決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 移動平均法による原価法 (2) デリバティブ 時価法 (3) 金銭の信託 時価法 (4) 棚卸資産 評価基準　原価法 評価方法 製品、仕掛品は総平均法、原材料は移動平均法、部品は先入先出法	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 同左 その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭の信託 同左 (4) 棚卸資産 同左	(1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券（時価のあるもの） 決算日の市場価格等に基づく時価法 （評価差額は全部資本直入法、売却原価は移動平均法） その他有価証券（時価のないもの） 同左 (2) デリバティブ 同左 (3) 金銭の信託 同左 (4) 棚卸資産 同左
2．固定資産の減価償却の方法	(1) 有形固定資産 法人税法と同一の基準を採用し、定率法による。 ただし、平成10年4月1日以降に取得した建物（建物附属設備を除く。）については、定額法による。 (2) 無形固定資産 法人税法と同一の基準を採用し、定額法による。 ソフトウエアについては主として利用可能期間に基づく定額法による。	(1) 有形固定資産 同左 (2) 無形固定資産 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左

摘要	前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率（法人税法の経過措置による法定繰入率が貸倒実績率を超えるため法定繰入率）により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。 (2) 製品保証引当金 販売した製品の無償サービス費用に充てるため、法人税法に基づくもの及び必要見込額を計上している。 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左 (3) 退職給付引当金 同左	(1) 貸倒引当金 同左 (2) 製品保証引当金 同左 (3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務年数による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理する。
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左	同左

摘要	前中間会計期間 (自　平成13年4月1日 至　平成13年9月30日)	当中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)
5．ヘッジ会計の方法	外貨建債権債務及び外貨建予定取引に対し、為替変動リスクをヘッジするため為替予約を行い、振当処理及び繰延ヘッジ処理を行っている。また、有利子負債に対し、金利変動リスクをヘッジするため金利スワップを行い、スワップの特例処理及び繰延ヘッジ処理を行っている。 為替予約、金利スワップとも社内の規定に基づき行っており、ヘッジ有効性の判定についてはヘッジ手段とヘッジ対象に関する重要な条件が同一であることを確認している。	同左	同左
6．消費税等の会計処理	税抜方式を採用している。なお、仮払消費税等及び仮受消費税等は相殺のうえ、中間貸借対照表上流動負債の「未払金」に含めて表示している。	同左	税抜方式を採用している。
7．中間会計期間における法人税、住民税及び事業税の計算	中間会計期間に係る「法人税、住民税及び事業税」及び「法人税等調整額」は、当期において予定している利益処分による特別償却準備金の取崩しを前提として、当中間会計期間に係る金額を計算している。	同左	――――――

（追加情報）

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
――――――	当中間会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用している。なお、この適用による影響額は軽微である。 また、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則により作成している。 これに伴い、前中間会計期間において資産の部に計上していた「自己株式」（流動資産0百万円、固定資産1,739百万円）は、当中間会計期間末においては資本に対する控除項目としている。	――――――
――――――	――――――	前期において資産の部に計上していた「自己株式」（流動資産4百万円、固定資産979百万円）は、財務諸表等規則の改正により当期末においては資本の部の末尾に表示している。

（表示方法の変更）

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）
――――――	固定資産に属する「繰延税金資産」は、前中間会計期間は、投資その他の資産の「その他」に含めて表示しているが、当中間会計期間において資産の総額の100分の5を超えたため区分掲記した。 なお、前中間会計期間末の固定資産に属する「繰延税金資産」の金額は67,517百万円である。

注記事項

（中間貸借対照表関係）

摘要	前中間会計期間末 （平成13年９月30日）	当中間会計期間末 （平成14年９月30日）	前事業年度末 （平成14年３月31日）
（※１）前中間会計期間末日及び前事業年度末日が休日のため同日満期の手形は未決済のものとしてそれぞれの科目に含めている。	（百万円）	――――――	（百万円）
受取手形	1,703		1,034
支払手形	599		182
（※２）有形固定資産の減価償却累計額	（百万円） 573,988	（百万円） 585,220	（百万円） 580,892
取得価額から控除している圧縮記帳額	305	258	300
偶発債務 （借入金等に対する保証債務残高）	（百万円） 従業員（住宅借入金） 25,274 その他５社 8,626 合計 33,901	（百万円） 従業員（住宅借入金） 24,300 三洋電機ファイナンス（オランダ） 3,311 その他３社 4,124 合計 31,736	（百万円） 従業員（住宅借入金） 25,037 三洋電機ファイナンス（オランダ） 3,064 その他３社 5,027 合計 33,129
（借入金等に対する保証予約残高）	（百万円） 新潟三洋電子（株） 45,131 （株）三洋キャッシュ・マネージメント・センター 24,150 三洋半導体製造フィリピン 6,149 サンヨー・エレクトリック・ファイナンス（ＵＳＡ）コーポレーション 5,336 ＦＭＳオーディオ 5,238 サンヨー・ノースアメリカ・コーポレーション 5,210 その他16社 22,702 合計 113,917	（百万円） 新潟三洋電子（株） 25,679 （株）三洋キャッシュ・マネージメント・センター 15,000 ＦＭＳオーディオ 5,722 三洋ジャヤ電子部品（インドネシア） 5,611 三洋半導体製造フィリピン 5,258 その他15社 19,824 合計 77,096	（百万円） 新潟三洋電子（株） 34,550 （株）三洋キャッシュ・マネージメント・センター 19,625 三洋半導体製造フィリピン 6,321 ＦＭＳオーディオ 6,130 三洋ジャヤ電子部品（インドネシア） 6,096 その他16社 23,526 合計 96,249

（中間損益計算書関係）

摘要	前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
（※１）営業外費用 その他	このうち主なものは、投資有価証券評価損15,044百万円である。	――――――	このうち主なものは、投資有価証券評価損21,368百万円である。
（※２）特別利益	固定資産売却益3,426百万円（土地3,319百万円、その他106百万円）及び貸倒引当金戻入額569百万円である。	固定資産売却益2,539百万円（土地2,473百万円、その他65百万円）及び貸倒引当金戻入額360百万円である。	固定資産売却益5,251 百万円（土地5,033百万円、その他217百万円）及び貸倒引当金戻入額645百万円である。
（※３）特別損失	固定資産処分損2,727百万円（建物1,252百万円、その他1,474百万円）である。	固定資産処分損1,712百万円（機械及び装置1,024百万円、その他687百万円）及び関係会社整理損失3,648百万円である。	固定資産処分損4,200百万円（機械及び装置1,765百万円、建物1,413百万円、その他1,021百万円）である。
減価償却実施額			
	（百万円）	（百万円）	（百万円）
有形固定資産	22,284	20,187	46,434
無形固定資産	1,776	2,239	3,773
合計	24,061	22,426	50,208

（リース取引関係）

摘要	前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前中間会計期間

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	1,343	522	820
その他	10,920	5,951	4,968
合計	12,263	6,474	5,789

当中間会計期間

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	1,869	1,157	712
その他	8,787	4,708	4,079
合計	10,657	5,866	4,791

前事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	2,749	1,826	923
その他	9,464	5,131	4,333
合計	12,214	6,957	5,256

	前中間会計期間	当中間会計期間	前事業年度
	取得価額相当額の算定は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法によっている。	同左	取得価額相当額の算定は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法によっている。
	(2) 未経過リース料中間期末残高相当額（百万円） １年内　2,253 １年超　3,535 合計　5,789	(2) 未経過リース料中間期末残高相当額（百万円） １年内　1,893 １年超　2,898 合計　4,791	(2)未経過リース料期末残高相当額（百万円） １年内　2,152 １年超　3,104 合計　5,256
	未経過リース料中間期末残高相当額の算定は、有形固定資産の中間期末残高等に占めるその割合が低いため、支払利子込み法によっている。	同左	未経過リース料期末残高相当額の算定は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法によっている。
	(3) 支払リース料及び減価償却費相当額（百万円） 支払リース料　1,328 減価償却費相当額　1,328	(3) 支払リース料及び減価償却費相当額（百万円） 支払リース料　1,247 減価償却費相当額　1,247	(3) 支払リース料及び減価償却費相当額（百万円） 支払リース料　2,724 減価償却費相当額　2,724
	(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（前中間会計期間）（平成13年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	10,379百万円	60,179百万円	49,800百万円
関連会社株式	5,613百万円	3,484百万円	△2,129百万円

（当中間会計期間）（平成14年９月30日現在）

	中間貸借対照表計上額	時価	差額
子会社株式	15,399百万円	61,814百万円	46,414百万円
関連会社株式	5,669百万円	4,339百万円	△1,330百万円

（前事業年度）（平成14年３月31日現在）

	貸借対照表計上額	時価	差額
子会社株式	10,399百万円	42,732百万円	32,333百万円
関連会社株式	5,669百万円	5,218百万円	△450百万円

(2)【その他】

平成14年10月29日開催の取締役会において、平成14年９月30日最終の株主名簿に記載された株主に対し、第79期中間配当として、１株につき3円(総額5,605,378,746円)を支払うことを決議した。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(１)有価証券報告書及びその添付書類

事業年度（第78期）（自　平成13年４月１日　至　平成14年３月31日）平成14年６月28日関東財務局長に提出

(２)訂正発行登録書

平成14年６月28日関東財務局長に提出

(３)有価証券届出書及びその添付書類

平成14年６月28日関東財務局長に提出

(４)有価証券届出書の訂正届出書

平成14年８月１日関東財務局長に提出

(５)自己株券買付状況報告書

平成14年４月８日、平成14年６月28日、平成14年７月９日、平成14年８月１日、平成14年９月９日、平成14年10月10日、平成14年11月12日、及び平成14年12月12日関東財務局長に提出

(６)発行登録追補書類及びその添付書類

平成14年５月９日近畿財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項なし

中 間 監 査 報 告 書

平成１３年１２月２１日

三 洋 電 機 株 式 会 社

代表取締役社長　桑　野　幸　徳　殿

中 央 青 山 監 査 法 人

代表社員 関与社員　公認会計士　仲　里　新　光　㊞

代表社員 関与社員　公認会計士　岩　堀　雅　彦　㊞

関与社員　公認会計士　陰　地　弘　和　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１３年４月１日から平成１４年３月３１日までの連結会計年度の中間連結会計期間（平成１３年４月１日から平成１３年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び２参照）に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和５１年大蔵省令第２８号）附則第２項（ただし、セグメント情報の表示方法については、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成１１年大蔵省令第２４号）第１４条）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が三洋電機株式会社及び連結子会社の平成１３年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１３年４月１日から平成１３年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

中　間　監　査　報　告　書

平成１４年12月１８日

三　洋　電　機　株　式　会　社

代表取締役社長　　桑　野　幸　徳　　殿

中央青山監査法人

代表社員
関与社員　公認会計士　仲　里　新　光　㊞

代表社員
関与社員　公認会計士　岩　堀　雅　彦　㊞

関与社員　公認会計士　陰　地　弘　和　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１４年４月１日から平成１５年３月３１日までの連結会計年度の中間連結会計期間（平成１４年４月１日から平成１４年９月３０日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準（中間連結財務諸表注記１及び２参照）に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成１１年大蔵省令第２４号）第８１条（ただし、セグメント情報の表示方法については、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成１１年大蔵省令第２４号）第１４条）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が三洋電機株式会社及び連結子会社の平成１４年９月３０日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成１４年４月１日から平成１４年９月３０日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

中　間　監　査　報　告　書

平成１３年１２月２１日

三　洋　電　機　株　式　会　社

代表取締役社長　　桑　野　幸　徳　　殿

中　央　青　山　監　査　法　人

代表社員 関与社員　公認会計士　仲　里　新　光　㊞

代表社員 関与社員　公認会計士　岩　堀　雅　彦　㊞

関与社員　公認会計士　陰　地　弘　和　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１３年４月１日から平成１４年３月３１日までの第７８期事業年度の中間会計期間（平成１３年４月１日から平成１３年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和５２年大蔵省令第３８号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が三洋電機株式会社の平成１３年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１３年４月１日から平成１３年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

中　間　監　査　報　告　書

平成１４年１２月１８日

三　洋　電　機　株　式　会　社

代表取締役社長　　桑　野　幸　徳　　殿

中　央　青　山　監　査　法　人

代表社員
関与社員　公認会計士　仲　里　新　光　㊞

代表社員
関与社員　公認会計士　岩　堀　雅　彦　㊞

関与社員　公認会計士　陰　地　弘　和　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている三洋電機株式会社の平成１４年４月１日から平成１５年３月３１日までの第７９期事業年度の中間会計期間（平成１４年４月１日から平成１４年９月３０日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和５２年大蔵省令第３８号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が三洋電機株式会社の平成１４年９月３０日現在の財政状態及び同日をもって終了する中間会計期間（平成１４年４月１日から平成１４年９月３０日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上



SEMIANNUAL REPORT 2002

For the six months ended September 30, 2002

SANYO Electric Co., Ltd.

FINANCIAL HIGHLIGHTS

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars	% Change from Same Period of Previous Year
	2002	2001	**2002**	
Net sales	**¥1,045,053**	¥1,031,445	**$8,496,366**	1.3%
Net income	**2,464**	6,397	**20,033**	−61.5

	Yen		U.S. Dollars	
Per share:				
Net income per share:				
Basic	**¥1.32**	¥3.42	**$0.01**	−61.4%
Diluted	**1.32**	3.42	**0.01**	−61.4
Cash dividends	**3.00**	3.00	**0.02**	—

SEGMENT INFORMATION

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars	% Change from Same Period of Previous Year
	2002	2001	**2002**	
Sales by business category:				
AV/Information and Communications Equipment	**¥ 414,246**	¥ 413,475	**$3,367,854**	0.2%
Home Appliances	**126,756**	146,262	**1,030,536**	−13.3
Industrial and Commercial Equipment	**96,972**	119,530	**788,390**	−18.9
Electronic Devices	**224,703**	189,116	**1,826,854**	18.8
Batteries	**133,277**	131,918	**1,083,553**	1.0
Others	**49,099**	31,144	**399,179**	57.7
Net sales	**¥1,045,053**	¥1,031,445	**$8,496,366**	1.3
Sales by area:				
Japan	**¥ 529,527**	¥ 573,473	**$4,305,098**	−7.7%
Asia	**273,894**	222,038	**2,226,780**	23.4
North America	**143,884**	140,155	**1,169,789**	2.7
Europe	**76,617**	79,821	**622,902**	−4.0
Others	**21,131**	15,958	**171,797**	32.4
Net sales	**¥1,045,053**	¥1,031,445	**$8,496,366**	1.3

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123=US$1, the approximate effective rate of exchange at September 30, 2002.

Notice Related to Future Outlook

In this semiannual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.

All statements in this semiannual report other than past factual matters represent outlooks for projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in the light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of information it receives and asks that you do not rely on this information alone.

There are various risks and uncertainties related to factors causing changes in business results. The principal factors influencing results include: 1) large changes in economic conditions and capital markets as well as changes in consumption in businesses in which Sanyo engages; 2) the effects of changes in the exchange rates between the yen and the dollar as well as the yen and other currencies on Sanyo's international business activities; 3) various trade restrictions in the markets of each country; and 4) Sanyo's ability to provide new technologies, new products, and services amid rapid technological innovation in information technology (IT), market competition, and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to these factors and that there are other factors that contain latent risks and uncertainties.

TO OUR STOCKHOLDERS



Satoshi Iue
Chairman & Chief Executive Officer



Yukinori Kuwano
President & Chief Operating Officer

During the interim period ended September 30, 2002, we focused on the following strategies under the guidance of our medium-term business plan, *Challenge 21*.

- We continued to build a solid business foundation in the information and communications field by further strengthening key device product areas, such as semiconductors, electronic components, rechargeable batteries, and displays, and by developing digital products for key device categories.
- We concentrated our efforts mainly on reorganizing production bases, on reforming business structures by forming alliances with other companies and other measures, on pursuing low-cost operations in production, and on targeting development of No.1 market share products.

Business Results

Consolidated net sales totaled ¥1,045.1 billion (US$8,496 million), increasing 1.3% from the same period in the previous fiscal year. Although the previously mentioned strategies substantially boosted Electronic Devices sales and the sales of Batteries, AV/Information and Communications Equipment, and Others segments also advanced, a drop in the sales of the Home Appliances and Industrial and Commercial Equipment segments held net sales to a small overall gain. Reflecting the weak Japanese economy, domestic sales declined 7.7%, to ¥529.5 billion (US$4,305 million), while overseas sales rose 12.6%, to ¥515.5 billion (US$4,191 million). Regionally, overseas sales expanded in all areas with the exception of Europe, with sales to Asia up notably, at 23.4%.

Despite a 3.6% increase in operating income, to ¥33.6 billion (US$273 million), income before income taxes and minority interests fell 36.5%, to ¥8.5 billion (US$69 million) because of the booking of ¥5.6 billion in additional accrued pension and severance costs and ¥4.7 billion in losses on liquidation of affiliates. Consolidated net income, therefore, slumped 61.5%, to ¥2.5 billion (US$20 million).

Among cash flows, net cash provided by operating activities totaled ¥32.2 billion (US$262 million), net cash used in investing activities amounted to ¥27.4 billion (US$222 million), and net cash provided by financing activities was ¥5.3 billion (US$43 million). Including the effect of exchange rate changes, cash and cash equivalents at the end of the period increased ¥7.1 billion (US$58 million) from the end of March 2002, to ¥266.8 billion (US$2,169 million).

The interim cash dividend amounted to ¥3 (US$0.02) per share, the same as in the previous fiscal year.

Looking at business segments, AV/Information and Communications Equipment sales edged up 0.2%, to ¥414.2 billion (US$3,368 million). Sales of optical pickups surged in domestic and overseas markets while sales of LCD projectors also posted gains in both markets. Sales of cellular and PHS phones and digital cameras recorded marked growth in overseas markets but fell overall, unable to overcome the stagnation in the domestic market. Sales of the Home Appliances segment dropped 13.3%, to ¥126.8 billion (US$1,031 million) because of the overall decline in sales of such major products as refrigerators, air conditioners, and washing machines. Sales of refrigerators, however, rose overseas, and sales of the newly introduced top-open drum type washer-dryer

contributed significantly to segment sales. Industrial and Commercial Equipment segment sales dropped 18.9%, to ¥97.0 billion (US$788 million), principally because of the impact of the sale of the vending machine business to Fuji Electric Co., Ltd., on April 1, 2002. Vending machines sales contributed ¥23.3 billion to the segment's interim sales in the previous fiscal year. Among other products, sales of supermarket showcases increased in the domestic and overseas markets. Sales of package air conditioners rose overseas but slumped domestically. Sales of the Electronic Devices segment jumped 18.8%, to ¥224.7 billion (US$1,827 million) due to a recovery in demand for semiconductors in domestic and overseas markets. Although there was considerable price competition for some LCD products, domestic and overseas LCD sales also registered strong growth. Sales of electronic devices rose in overseas markets but declined in Japan. Batteries segment sales increased 1.0%, to ¥133.3 billion (US$1,084 million). Despite growth in overseas sales of lithium-ion and nickel-cadmium rechargeable batteries, the domestic market was stagnant. Sales of solar cells are expanding, but still do not contribute significantly to overall Batteries segment sales. Sales of the Others segment, which include sales of a number of such items as housing, imported goods, molds, and various parts, soared 57.7%, to ¥49.1 billion (US$399 million) in line with expansion in the Company's residential housing business. In addition, operating revenues from credit and other financial services and from maintenance and distribution services advanced 4.4%, to ¥44.3 billion (US$360 million).

Expanding and Fortifying the Battery Business

On May 13, 2002, we opened the Soft Energy Research Center of the R&D Department of the Soft Energy Company, informally known as the Energy Research Center, which concentrates its R&D efforts primarily on rechargeable batteries. Through this center, we are aiming to strengthen and speed up our development of basic and applied technologies in such areas as high-performance technologies to increase the capacity of batteries for mobile phones and other mobile devices, battery systems for hybrid vehicles, and solar cells.

On October 3, 2002, the Company reached a basic agreement with Japan Storage Battery Co., Ltd., to acquire 51% of the issued and outstanding shares of its subsidiary GS-Melcotec Co., Ltd. The acquisition of a majority stake in this company, which manufactures and sells lithium-ion batteries, will solidify our position as the world's top manufacturer of these batteries, which represent the largest market for compact rechargeable batteries. In terms of sales, we are already the global leader in nickel-cadmium and nickel-metal hydride rechargeable batteries.

Perspectives

We anticipate that business conditions will remain extremely challenging in the second half amid expectations of further deterioration in the global economy and continued stagnation in the Japanese economy.

Nevertheless, we will strive to achieve the goals of our medium-term business plan, *Challenge 21*, which aims to maximize Sanyo's profitability and corporate worth. In targeting these goals, we are being increasingly selective and focused in our businesses and our allocation of resources, reorganizing our global production network, and working with strategic alliance partners to innovate our business model.

December 1, 2002



Satoshi Iue
Chairman & Chief Executive Officer



Yukinori Kuwano
President & Chief Operating Officer

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries   Six-month periods ended September 30, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Sales and operating revenue:			
Net sales	¥1,045,053	¥1,031,445	$8,496,366
Operating revenue	44,251	42,374	359,764
	1,089,304	1,073,819	8,856,130
Costs and expenses:			
Cost of sales	869,337	865,393	7,067,780
Selling, general and administrative	186,367	175,991	1,515,179
	1,055,704	1,041,384	8,582,959
Operating income	33,600	32,435	273,171
Other income:			
Interest and dividends	4,455	6,128	36,220
Other	9,550	15,813	77,642
	14,005	21,941	113,862
Other expenses:			
Interest	9,725	12,674	79,065
Foreign currency transaction losses, net	4,799	337	39,016
Other	24,587	27,981	199,895
	39,111	40,992	317,976
Income before income taxes and minority interests	8,494	13,384	69,057
Income taxes:			
Current	10,073	13,166	81,894
Deferred	(6,635)	(8,626)	(53,943)
	3,438	4,540	27,951
Income before minority interests	5,056	8,844	41,106
Minority interests	2,592	1,270	21,073
Income before cumulative effect of accounting change	2,464	7,574	20,033
Cumulative effect of accounting change	—	(1,177)	—
Net income	¥ 2,464	¥ 6,397	$ 20,033
Net income per share:			
Income before cumulative effect of accounting change	¥ 2,464	¥ 7,574	$ 20,033
Income before cumulative effect of accounting change —adjusted for interest on convertible bonds, net of tax	2,464	7,602	20,033
Net income	2,464	6,397	20,033
Net income—adjusted for interest on convertible bonds, net of tax	2,464	6,425	20,033
Weighted average number of shares (thousands)	1,869,639	1,870,795	
Diluted weighted average number of shares (thousands)	1,869,639	1,880,216	
Basic net income per share (yen and U.S. dollars):			
Basic net income per share before cumulative effect of accounting change	¥1.32	¥4.05	$0.01
Cumulative effect of accounting change	—	(0.63)	—
Basic net income per share	1.32	3.42	0.01
Diluted net income per share (yen and U.S. dollars):			
Diluted net income per share before cumulative effect of accounting change	¥1.32	¥4.04	$0.01
Cumulative effect of accounting change	—	(0.62)	—
Diluted net income per share	1.32	3.42	0.01

Note: The dilutive effect for the six months ended September 30, 2002, resulted from assumed conversions of convertible bonds. The calculations of the weighted average number of shares for diluted net income per share in 2002 and 2001 do not include incremental shares of 57,584 thousand and 48,164 thousand, respectively, from assumed conversions of convertible bonds since their effects are antidilutive.

CONSOLIDATED BALANCE SHEETS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries

Assets	Millions of Yen September 30, 2002	Millions of Yen March 31, 2002	Thousands of U.S. Dollars September 30, 2002
Current assets:			
Cash	**¥ 69,430**	¥ 78,725	**$ 564,472**
Time deposits	**197,337**	180,957	**1,604,366**
	266,767	259,682	**2,168,838**
Short-term investments	**54,511**	66,806	**443,179**
Receivables:			
Notes and accounts	**392,671**	395,492	**3,192,447**
Finance receivables	**229,812**	223,487	**1,868,390**
Affiliates and unconsolidated subsidiaries	**40,796**	45,258	**331,675**
Allowance for doubtful accounts and financial charges	**(22,613)**	(20,720)	**(183,846)**
Inventories	**376,263**	404,688	**3,059,049**
Deferred income taxes	**21,641**	23,960	**175,943**
Prepaid expenses and other	**81,939**	66,766	**666,171**
Total current assets	**1,441,787**	1,465,419	**11,721,846**
Investments and advances:			
Affiliates and unconsolidated subsidiaries	**34,982**	36,320	**284,407**
Securities investments and other	**270,440**	266,185	**2,198,699**
	305,422	302,505	**2,483,106**
Property, plant and equipment:			
Buildings	**484,358**	483,691	**3,937,870**
Machinery and equipment	**1,018,494**	1,013,659	**8,280,439**
	1,502,852	1,497,350	**12,218,309**
Accumulated depreciation	**(1,018,379)**	(999,976)	**(8,279,504)**
	484,473	497,374	**3,938,805**
Land	**145,317**	146,220	**1,181,439**
Construction in progress	**12,325**	18,526	**100,203**
	642,115	662,120	**5,220,447**
Deferred income taxes	**147,387**	140,405	**1,198,268**
Other assets	**193,570**	179,260	**1,573,740**
	¥2,730,281	¥2,749,709	**$22,197,407**

Liabilities and Stockholders' Equity	Millions of Yen September 30, 2002	Millions of Yen March 31, 2002	Thousands of U.S. Dollars September 30, 2002
Current liabilities:			
Short-term borrowings	**¥ 421,940**	¥ 464,475	**$ 3,430,407**
Current portion of long-term debt	**166,126**	154,963	**1,350,618**
Notes and accounts payable:			
Trade	**395,681**	391,337	**3,216,919**
Affiliates and unconsolidated subsidiaries	**9,671**	9,405	**78,626**
Construction	**26,759**	30,086	**217,553**
Accrued income taxes	**10,981**	16,777	**89,276**
Employees' savings deposits	**26,010**	26,697	**211,463**
Other, including dividends payable and accrued expenses	**223,043**	222,603	**1,813,358**
Total current liabilities	**1,280,211**	1,316,343	**10,408,220**
Long-term debt	**566,207**	547,620	**4,603,309**
Accrued pension and severance costs	**246,545**	239,301	**2,004,431**
Total liabilities	**2,092,963**	2,103,264	**17,015,960**
Minority interests in consolidated subsidiaries	**48,058**	44,270	**390,715**
Stockholders' equity:			
Common stock:			
Authorized—4,921,196 thousand shares			
Issued:			
September 30, 2002—1,872,336 thousand shares	**172,241**	—	**1,400,333**
March 31, 2002—1,872,335 thousand shares	**—**	172,241	**—**
Additional paid-in capital	**336,029**	336,028	**2,731,943**
Retained earnings	**206,792**	209,674	**1,681,236**
Accumulated other comprehensive loss	**(123,109)**	(113,487)	**(1,000,886)**
	591,953	604,456	**4,812,626**
Less, treasury stock at cost:			
September 30, 2002—3,983 thousand shares	**(2,693)**	—	**(21,894)**
March 31, 2002—2,161 thousand shares	**—**	(2,281)	**—**
Total stockholders' equity	**589,260**	602,175	**4,790,732**
	¥2,730,281	¥2,749,709	**$22,197,407**

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2002 and 2001

	Millions of Yen				
(Number of Shares of Common Stock—Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Balance, March 31, 2001 (1,872,335)	¥172,241	¥336,028	¥219,166	¥(74,129)	
Comprehensive loss:					
Net income			6,397		¥ 6,397
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of ¥18,006 million)				(26,237)	(26,237)
Reclassification adjustments for net losses on securities realized in net income (net of tax of ¥6,562 million)				9,359	9,359
Foreign currency translation adjustments				(2,179)	(2,179)
Net unrealized losses on derivatives (net of tax of ¥2,621 million)				(1,850)	(1,850)
Total					¥(14,510)
Cash dividends			(5,612)		
Balance, September 30, 2001 (1,872,335)	¥172,241	¥336,028	¥219,951	¥ (95,036)	
Balance, March 31, 2002 (1,872,335)	¥172,241	¥336,028	¥209,674	¥(113,487)	
Comprehensive loss:					
Net income			**2,464**		**¥ 2,464**
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of ¥(390) million)				**(278)**	**(278)**
Reclassification adjustments for net losses on securities realized in net income (net of tax of ¥193 million)				**263**	**263**
Foreign currency translation adjustments				**(9,399)**	**(9,399)**
Net unrealized losses on derivatives (net of tax of ¥543 million)				**(463)**	**(463)**
Reclassification adjustments for net losses on derivatives realized in net income (net of tax of ¥349 million)				**255**	**255**
Total					**¥ (7,158)**
Cash dividends			**(5,346)**		
Conversion of convertible bonds (1)		**1**			
Balance, September 30, 2002 (1,872,336)	**¥172,241**	**¥336,029**	**¥206,792**	**¥(123,109)**	
	Thousands of U.S. Dollars				
Balance, March 31, 2002 (1,872,335)	$1,400,333	$2,731,935	$1,704,666	$(922,658)	
Comprehensive loss:					
Net income			**20,033**		**$ 20,033**
Other comprehensive income (loss):					
Net unrealized losses on securities (net of tax of $(3,171) thousand)				**(2,260)**	**(2,260)**
Reclassification adjustments for net losses on securities realized in net income (net of tax of $1,569 thousand)				**2,138**	**2,138**
Foreign currency translation adjustments				**(76,415)**	**(76,415)**
Net unrealized losses on derivatives (net of tax of $4,415 thousand)				**(3,764)**	**(3,764)**
Reclassification adjustments for net losses on derivatives realized in net income (net of tax of $2,837 million)				**2,073**	**2,073**
Total					**$ (58,195)**
Cash dividends					
Conversion of convertible bonds (1)		**8**	**(43,463)**		
Balance, September 30, 2002 (1,872,336)	**$1,400,333**	**$2,731,943**	**$1,681,236**	**$(1,000,886)**	

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods September 30, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Cash flows from operating activities:			
Net income	**¥ 2,464**	¥ 6,397	**$ 20,033**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**55,542**	63,998	**451,561**
Loss on sale of marketable securities and investment securities	**46**	2,336	**374**
Loss on disposal of property, plant and equipment	**81**	2,047	**659**
Provision for income taxes—deferred	**(6,635)**	(8,626)	**(53,943)**
Equity in earnings of affiliates and unconsolidated subsidiaries	**(1,165)**	(2,016)	**(9,472)**
Change in assets and liabilities:			
(Increase) decrease in receivables	**(18,196)**	58,134	**(147,935)**
Decrease (increase) in inventories	**18,150**	(1,358)	**147,561**
(Increase) decrease in prepaid expenses and other	**(15,228)**	548	**(123,805)**
Increase in other assets	**(22,976)**	(8,948)	**(186,797)**
Decrease in notes and accounts payable	**(5,518)**	(62,874)	**(44,862)**
Decrease in accrued income taxes	**(5,814)**	(5,132)	**(47,268)**
Increase (decrease) in other current liabilities	**6,181**	(18,886)	**50,252**
Other, net	**25,299**	(3,625)	**205,683**
Total adjustments	**29,767**	15,598	**242,008**
Net cash provided by operating activities	**32,231**	21,995	**262,041**
Cash flows from investing activities:			
Decrease (increase) in short-term investments	**10,901**	(8,851)	**88,626**
Proceeds from sale of investments and collection of advances	**5,675**	23,524	**46,138**
Proceeds from sale of property, plant and equipment	**3,036**	11,904	**24,683**
Payments for purchase of investments and advances	**(12,759)**	(22,722)	**(103,732)**
Payments for purchase of property, plant and equipment	**(44,416)**	(83,868)	**(361,105)**
Proceeds from acquisition of consolidated subsidiaries	**8,058**	—	**65,512**
Proceeds from sale of consolidated subsidiaries	**2,330**	—	**18,943**
Other, net	**(176)**	(2,455)	**(1,431)**
Net cash used in investing activities	**(27,351)**	(82,468)	**(222,366)**
Cash flows from financing activities:			
(Decrease) increase in short-term borrowings	**(25,160)**	29,413	**(204,553)**
Proceeds from issuance of long-term debt	**125,396**	65,164	**1,019,480**
Repayments of long-term debt	**(88,236)**	(112,837)	**(717,366)**
Dividends paid	**(5,881)**	(5,011)	**(47,813)**
Repurchase of common stock	**(853)**	(756)	**(6,935)**
Net cash provided by (used in) financing activities	**5,266**	(24,027)	**42,813**
Effect of exchange rate changes on cash and cash equivalents	**(4,351)**	(3,574)	**(35,374)**
Net increase (decrease) in cash and cash equivalents	**5,795**	(88,074)	**47,114**
Cash and cash equivalents of newly consolidated subsidiaries	**1,290**	—	**10,488**
Cash and cash equivalents at beginning of six-month period	**259,682**	329,580	**2,111,236**
Cash and cash equivalents at end of six-month period	**¥266,767**	¥241,506	**$2,168,838**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries

1. U.S. DOLLAR AMOUNTS

U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥123=US$1, the approximate effective rate of exchange at September 30, 2002

2. NEWLY ADOPTED ACCOUNTING STANDARDS

Effective April 1, 2001, Sanyo adopted Statement of Financial Accounting Standards ("SFAS") No.133,"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138. These standards require a company to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The change in the fair value of a derivative is recognized in earnings in the period of the change or reported as a component of other comprehensive income, depending on the intended use of the derivative and the resulting designation.

As of April 1, 2001, the adoption of these new standards resulted in cumulative effects of an accounting change that reduced net income by ¥1,177 million, net of tax and minority interests of ¥1,047 million, and increased accumulated other comprehensive loss by ¥807 million, net of income taxes and minority interests of ¥3,388 million.

In June 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No.141 "Business Combinations" and No.142 "Goodwill and Other Intangible Assets." SFAS No.141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and also addresses financial accounting and reporting for intangible assets identified apart from goodwill. SFAS No.142 requires goodwill to be tested for impairment on an annual basis, rather than periodic amortization as previous standards required.

As of September 30, 2002, there was no indication of material impairment of goodwill. Sanyo expects the adoption of SFAS No.141 and No.142 has no material impact on its consolidated financial statements.

3. RECENTLY ISSUED ACCOUNTING STANDARD

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard addresses financial accounting and reporting for costs associated with an exit or disposal activity. SFAS No.146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The difference from EITF 94-3 is recognition of liability for costs associated with an exit or disposal activity. SFAS No.146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred and meets the definition in FASB Concepts Statements, rather than at the date of a commitment to an exit or disposal plan. Sanyo will adopt the standard for exit or disposal activities that are initiated after December 31, 2002. Sanyo has not determined the effect of adopting SFAS No.146.

CORPORATE DIRECTORY

BOARD OF DIRECTORS AND CORPORATE AUDITORS
(As of September 30, 2002)

Executive Directors

Chairman
Satoshi Iue

President
Yukinori Kuwano

Executive Directors
Toshimasa Iue
Yoichiro Furuse

Directors

Corazon C. Aquino
Nobuaki Kumagai
Tomoyo Nonaka
Sadao Kondo
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki

Corporate Executive Auditors

Shigeru Sakata
Ryota Tominaga
Takeshi Inoue

Corporate Auditors

Sotoo Tatsumi
Hiroshi Toda

OFFICERS
(As of September 30, 2002)

Chairman & Chief Executive Officer
Satoshi Iue

President & Chief Operating Officer
Yukinori Kuwano

Executive Vice Presidents
Toshimasa Iue
Yoichiro Furuse

Executive Officers
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki

Senior Officers
Yasusuke Tanaka
Masabumi Kawano
Tadahiko Tanaka
Akira Kan

Officers
Hitoshi Komada
Akiyoshi Takano
Fusao Terada
Satoshi Inoue
Tadao Shimada
Shosaku Kurome
Osamu Kajikawa
Hiroshi Ono
Teruo Tabata
Mitsuru Honma
Shinichi Miki

PRINCIPAL CONSOLIDATED SUBSIDIARIES
(As of September 30, 2002)

SANYO Electric Credit Co., Ltd.
Principal Business: Installment Sales and Leasing of Electrical and Electronic Products

Tottori SANYO Electric Co., Ltd.
Principal Business: Manufacture and Sales of Audio Equipment, Information Systems, Electronic Parts, and Home Appliances

Niigata SANYO Electronic Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

SANYO Electric Air Conditioning Co., Ltd.
Principal Business: Manufacture and Sales of Air Conditioners

SANYO Telecommunications Co., Ltd.
Principal Business: Manufacture, Sales, and Installation of Telecommunication Equipment

SANYO Sales & Marketing Corporation
Principal Business: Sales, Export and Import of Electrical and Electronic Products

SANYO Electric Commercial Equipment Co., Ltd.
Principal Business: Sales and Installation of Refrigerators/Freezers, and Kitchen Appliances

SANYO Semicon Device Co., Ltd.
Principal Business: Sales of Semiconductors

SANYO North America Corporation
Principal Business: Sales of Electrical Equipment and Local General Businesses

SANYO Manufacturing Corporation
Principal Business: Manufacture and Sales of Color TVs and Others

SANYO Energy (U.S.A.) Corporation
Principal Business: Manufacture and Sales of Batteries

SANYO Electric (Hong Kong) Limited
Principal Business: Sales of Electrical Equipment

SANYO Semiconductor (H.K.) Co., Ltd.
Principal Business: Sales of Semiconductors

(Sanyo has a total of 119 consolidated subsidiaries—58 in Japan and 61 overseas.)

CORPORATE DATA

FOUNDATION

Founded: February 1947   Incorporated: April 1950

COMMON STOCK

Authorized: 4,921,196,000 shares

Issued: 1,872,336,433 shares

Capital: ¥172,241,794,283

Number of Stockholders: 203,303

Listings: Common stock is listed on the Tokyo, Osaka, and three other domestic stock exchanges.
Overseas listings are on the Amsterdam, Frankfurt, Swiss, and Paris stock exchanges.
American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

Transfer Agent: The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 540-8639, Japan

(As of September 30, 2002)

HEAD OFFICE

5-5, Keihan-Hondori 2-chome, Moriguchi City,
Osaka 570-8677, Japan
Telephone: 81 (6) 6991-1181
Facsimile: 81 (6) 6991-6566 (Corporate Strategy Staff)

U.S. CONTACT ADDRESS

SANYO North America Corporation
(Head Office)
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone: 1 (619) 661-1134
Facsimile: 1 (619) 661-6795

SANYO Electric Co., Ltd.

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